Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings from February 10, 2020 to February 14, 2020

February 7, 2020, Mumbai: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meetings with the Analyst / Institutional Investors from February 10, 2020 to February 14, 2020

Date	Meetings Scheduled	Type
February 13, 2020	Abu Dhabi Investment Authority	Meeting
February 13, 2020	Avendus Capital Public Markets Alternate Strategies LLP	Meeting
February 13, 2020	Axis MF	Meeting
February 13, 2020	Bajaj Allianz Life Insurance Company Ltd.	Meeting
February 13, 2020	Birla Sun Life Insurance Company Ltd.	Meeting
February 13, 2020	Canara HSBC Life Insurance	Meeting
February 13, 2020	Canara Robeco MF	Meeting
February 13, 2020	Fidelity Management and Research	Meeting
February 13, 2020	Helios Capital Management Pte Ltd	Meeting
February 13, 2020	ICICI Prudential Life Insurance Company Limited	Meeting
February 13, 2020	IDFC Mutual Fund	Meeting
February 13, 2020	Kotak Mahindra Old Mutual Life Insurance Ltd	Meeting
February 13, 2020	Max Life Insurance Co. Ltd.	Meeting
February 13, 2020	Motilal Oswal Asset Management	Meeting
February 13, 2020	Pinpoint Asset Management	Meeting
February 13, 2020	Raiffeisen Kapitalanlage Ges.m.b.H.	Meeting
February 13, 2020	Regal Funds Management Asia Pte Limited	Meeting
February 13, 2020	Reliance Capital Asset Management Limited	Meeting
February 13, 2020	Reliance Life Insurance Company Limited	Meeting
February 13, 2020	Tata Asset Management Ltd.	Meeting
February 13, 2020	Amansa	Meeting
February 13, 2020	Birla MF	Meeting
February 13, 2020	Buena Vista	Meeting
February 13, 2020	FIL	Meeting
February 13, 2020	Franklin Templeton	Meeting
February 13, 2020	HSBC Asset Management (India) Pvt. Ltd	Meeting
February 13, 2020	ICICI Pru AM	Meeting
February 13, 2020	Khazanah	Meeting
February 13, 2020	Mirae Asset Global Investments	Meeting

February 13, 2020	Pinpoint AM	Meeting
February 13, 2020	Samsung Asset Management	Meeting
February 13, 2020	Sands Capital Management	Meeting
February 13, 2020	SBI MF	Meeting
February 13, 2020	STRSO	Meeting

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.